UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”):

Chemtrade Logistics Income Fund

B.	(1) This is [check one]:

☒	an original filing for the Filer

☐	an amended filing for the Filer

(2)	A filer may also file the Form F-X in paper under a hardship exemption provided by Regulation S-T Rule 201 or 202 (17 CFR 232.201 or 232.202). When submitting the Form F-X in paper under a hardship exemption, a filer must provide the legend required by Regulation S-T Rule 201(a)(2) or 202(c) (17 CFR 232.201(a)(2) or 232.202(c)) on the cover page of the Form F-X.

C.	Identify the filing in conjunction with which this Form is being filed:

Name of registrant	Chemtrade Logistics Income Fund

Form type	Form CB

File Number (if known)	005-95240

Filed by	Chemtrade Logistics Income Fund

Date Filed	September 25, 2025 (filed concurrently with Form CB)

D. The Filer is incorporated or organized under the laws of Ontario, Canada and has its principal place of business at 155 Gordon Baker Road, Suite 300, Toronto, Ontario, M2H 3N5.

E. The Filer designates and appoints CT Corporation System (“Agent”) located at 28 Liberty Street, New York, New York 10005, as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a) any investigation or administrative proceeding conducted by the Commission; and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form CB on September 25, 2025 or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F. The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to such Form CB. The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the Form CB in conjunction with which the amendment is being filed.

G. The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form CB and, as applicable; the securities to which such Form CB relates; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Country of Canada this 25th day of September, 2025.

Filer:	Chemtrade Logistics Income Fund

By:	/s/ Rohit Bhardwaj

Name:	Rohit Bhardwaj

Title:	Chief Financial Officer

This statement has been signed by the following persons in the capacities and on the dates indicated.

CT Corporation System
as Agent for Service of Process of
Chemtrade Logistics Income Fund

By:	/s/ Laura Broderick

Name:	Laura Broderick

Title:	Assistant Secretary

September 22, 2025
(Date)